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                                                                    Exhibit 99.1
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                 COMMENTS CONCERNING FORWARD LOOKING STATEMENTS

     From time to time, we may make "forward-looking" statements and comments in our public filings (including this report on Form 10-K), press releases and in other forums, such as other publications and analysts conference calls. These "forward looking" statements and comments (which may be oral or written), generally identified with words such as "believe," "expect," "anticipate" and similar expressions, are based on our current plans and objectives for future operations, including strategies and initiatives to grow our core standard property and casualty segment, expand into other personal lines segments such as life, accident and health and non-standard auto, control operating expenses and reduce our debt-to-capital ratio. These statements and comments may also relate to issues involving third parties, such as insurance coverage for pending securities class actions and the status of pending reinsurance arbitrations, which underlie our anticipated future economic performance. These comments are inherently "forward-looking" in nature and are subject to a number of risks and uncertainties, including those discussed below. You should recognize that our actual results of operations could differ materially if our beliefs inherent in these statements and comments prove to be inaccurate.

     When we make forward-looking statements, they are based upon information available to us on the date such statement is made, and we undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

     Investors should also be aware that while we do, from time to time, communicate with securities analysts, it is against our policy to disclose to them any material non-public information or other confidential commercial information. Accordingly, investors should not assume that Vesta agrees with any statement or report issued by any analyst irrespective of the content of the statement or report. Furthermore, Vesta has a policy against issuing or confirming financial forecasts or projections issued by others. Thus, to the extent that reports issued by securities analysts contain any projections, forecasts or opinions, such reports are not Vesta's responsibility.

     The following discussion identifies the material facts and circumstances that we believe present a potential risk to Vesta's ability to achieve its anticipated performance described or implied in any forward-looking statements, together with a brief statement of the general nature in which our performance is most likely to be adversely affected (if at all) as a result of those facts and circumstances. Obviously, the determination and presentation of a "risk factor" in this manner is an inherently uncertain process, as we cannot predict with certainty which facts and circumstances will ultimately result in adverse business consequences, or the extent of such consequences (if any). Moreover, new "risk factors" emerge from time to time, and it is not possible for us to predict all such risk factors. Accordingly, the discussion which follows should not be read as an exhaustive presentation of all potentialities which may cause Vesta's actual results of operations to differ materially from those described or implied in any forward-looking statements, or which may otherwise erode the value of an investment in Vesta.

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     We Face a Risk of Non-Collection of Reinsurance Recoverables Involving
Substantial Amounts

     Although we reinsure a significant portion of potential losses on the policies that we issue, we initially must pay all claims and then seek to recover the reinsured losses from our reinsurers. Although we report as assets the amount of claims paid that we expect to recover from reinsurers, we can never be certain that we will be able to ultimately collect those amounts. The reinsurer may be unable to pay the amounts recoverable, may dispute our calculation of the amounts recoverable, or may dispute the terms of the reinsurance treaty.

     We are in disputes with several reinsurers concerning the amounts that we believe to be recoverable under three reinsurance treaties. These reinsurers have sought to rescind these treaties and therefore avoid their obligations under these treaties or, in the alternative, to dispute the terms of the contracts. The total amount disputed among the parties under these various treaties is substantial, and we are currently involved in arbitration proceedings in connection with each of the treaties. These arbitrations are in the early stages and there is no assurance as to their outcome or whether these amounts will ultimately be collected, in whole or in part. We are also involved in an arbitration proceeding with an insurance carrier where we assumed certain reinsurance risks from the carrier. The insurance company believes that we owe it funds for claims under the treaty and we are seeking recovery of all improper payments and expense allocations under the contract. The ultimate outcome of these various proceedings cannot be determined at this time. If the amounts recoverable under the relevant treaties are ultimately determined to be materially less than the amounts that we have reported as recoverable, we may incur a significant and material loss that could have a material and adverse impact on our financial condition and results of operations.

     We Are Vulnerable to Catastrophic Property Loss

     The greatest risk of loss we face in the ordinary course of our personal lines business is property damage resulting from catastrophic events, particularly hurricanes and tropical storms affecting Hawaii, Florida, Texas and the northeastern United States. Because catastrophic loss events are by their nature unpredictable, historical results of operations may not be indicative of future results of operations. The occurrence of one or more major catastrophes in any given period could have a material and adverse impact on our results of operations and could result in substantial outflows of cash as losses are paid.

     If Loss Reserves Prove to be Inadequate, Then We Would Incur a Charge to Earnings

     We maintain reserves to cover our estimated ultimate liability for losses and related expenses with respect to reported and unreported claims incurred. To the extent that reserves prove to be inadequate in the future, we would have to increase our reserves and incur a charge to earnings in the period such reserves are increased, which could have a material adverse effect on our financial condition and results of operations. The establishment of appropriate reserves is an inherently uncertain process, and we cannot be sure that ultimate losses and related expenses

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will not materially exceed our reserves. Reserves are estimates involving actuarial and statistical projections at a given time of what we expect to be the cost of the ultimate settlement and administration of claims based on facts and circumstances then known, estimates of future trends in claims severity and other variable factors such as inflation.

     Our Subsidiaries May Be Unable to Pay Dividends

     We are organized as a holding company. As a holding company with no other business operations, we rely primarily on fees generated by our management agreement with our insurance subsidiaries and dividend payments from Vesta Fire to meet our cash requirements (including our debt service) and to pay dividends to our stockholders. Transactions between us and our insurance subsidiaries, including the payment of dividends and management fees to Vesta by such subsidiaries, are subject to certain limitations under the insurance laws of those subsidiaries' domiciliary states. Our lead operating insurance subsidiary, Vesta Fire Insurance Corporation, is subject to the laws of Illinois.

     The insurance laws of the state of Illinois permit the payment of dividends out of earned surplus in any year which, together with other dividends or distributions made within the preceding 12 months, do not exceed the greater of 10% of statutory surplus as of the end of the preceding year or the net income for the preceding year, with larger dividends payable only after receipt of prior regulatory approval. On October 29, 2001, the Illinois Insurance Department published a Company Bulletin that indicates that the Department interprets these dividend limitations to prohibit the payment of dividends if the insurer has negative or zero "unassigned funds" at the end of the prior year, as reported on its statutorily required annual statement. Our lead insurance subsidiary, Vesta Fire, reported negative "unassigned funds" on its annual statement for 2001. Accordingly, we may not be able to declare and pay a dividend from our lead insurance company subsidiary for the foreseeable future without prior approval.

     We believe that the Illinois Insurance Department's willingness to approve the payment of a dividend by Vesta Fire to our holding company will depend on a variety of factors, such as the impact to the holding company if the dividend is not paid and the impact to Vesta Fire's surplus and asset quality if the dividend is paid. For example, the payment of a dividend may cause non-compliance with the Illinois Department of Insurance's "reserve reconciliation test," which requires Vesta Fire to have a certain amount of liquid, high quality assets. At December 31, 2001, Vesta Fire's qualifying assets exceeded its minimum required amount by approximately $8.8 million. If the payment of a dividend would jeopardize Vesta Fire's ability to comply with this reserve reconciliation test, then the Illinois Department of Insurance may not approve it. Accordingly, there can be no assurance that Vesta Fire will be able to obtain the requisite regulatory approval for the payment of dividends.

     We rely primarily on dividends paid to us by our non-insurance regulated subsidiary, J. Gordon Gaines, Inc., which provides administrative services to our insurance subsidiaries under a management agreement. We rely primarily on the proceeds Gaines receives under this management agreement to meet our cash requirements (including debt service) and to pay dividends to our stockholders. This management agreement, which provided approximately $25

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million to our holding company in 2001, is subject to certain regulatory standards which generally require its terms and fees to be fair and reasonable. The Illinois Department of Insurance may review this agreement from time to time to insure the reasonableness of its terms and fees. It is possible that the Illinois Department of Insurance could modify such terms and fees, which would reduce the amount of funds ultimately available to our holding company.

     Our Business Is Subject To Ratings That Are Beyond Our Control

     Our ability to retain our existing business or to attract new business in our insurance operations depends largely on our rating by A.M. Best Company. Although A.M. Best Company upgraded our rating to "B+" in February, 2000, we believe we must further improve our rating in order to more effectively compete in the highly competitive personal lines insurance market. Although we intend to work towards a higher rating, A.M. Best Company has ultimate discretion over its rating assignments. If we are unable to achieve a higher A.M. Best rating, we may not be able to grow our premium volume sufficient to attain our financial performance goals. If A.M. Best were to downgrade our rating, we could lose significant premium volume.

     The Personal Lines Insurance Business is Highly Competitive, and We May Not Be Able to Compete Effectively Against Larger, Better Capitalized Companies

     We compete with dozens of property and casualty insurance companies, many of which are better capitalized than us and have higher A.M. Best ratings than us. We believe that the superior capitalization of many of our competitors enables them to withstand lower profit margins and, therefore, to offer lower rates. We believe that the superior capitalization of many of our competitors enables them to market their products more aggressively and to take advantage more quickly of new marketing opportunities, such as the internet. We also believe that our competition may become increasingly better capitalized in the future as the traditional barriers between insurance companies and banks and other financial institutions erode and as the property and casualty industry continues to consolidate. We believe that our ability to compete against our larger, better capitalized competitors depends on our ability to deliver superior service and our strong relationships with our independent agency force.

     We Depend On Independent Agents Who May Discontinue Sales of Our Policies at Any Time

     Our relationship with our independent agents is perhaps the most important component of our current competitive profile. If these independent agents find it easier to do business with our competitors, it would be difficult to renew our existing business or attract new business in our Personal Lines segment. Because we do business with approximately 1,500 agencies, we cannot rely on the independent agents' loyalty to us. Although we believe we enjoy good relationships with our independent agents and are striving to make doing business with us as easy as possible, we cannot be sure that these agents will continue to sell our insurance to the individuals they represent.

     We May Be Unable To Reinsure Our Insurance Risks On Favorable Terms

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     We have historically purchased various types of reinsurance to minimize our net exposure to losses, and the amount and nature of the reinsurance we elect to purchase depends upon its pricing and availability. Since mid 2000, we have increased our exposure in the standard lines segment in catastrophe prone areas such as Florida and Texas through the acquisition of Florida Select, and we have entered the non standard automobile market with the development of our specialty lines segment, complemented by our non standard auto agency operation. While we have been increasing our exposure to losses in these markets, the pricing of reinsurance has increased. While we expect to continue to purchase reinsurance consistent with historical practices, it may cost us more to do so, thereby adversely affecting our underwriting profits. If we are unable to purchase reinsurance on terms that we consider reasonable, then we may elect to retain more underwriting risk than we have in the past.

     If We Are Unable To Collect Several Collateral Loans Held By Our Life Insurance Subsidiary, Then Its Growth Strategy May Be Curtailed Without Additional Capital Contributions From Us Or Third Parties.

     As of December 31, 2001, approximately $27.1 million of the investments of our life subsidiary, American Founders, are in collateral loans that are secured by security interests in the capital stock of other companies which, in turn, own Mexican real estate. Although these loans were non-performing as of December 31, 2001, we have no reason to believe the underlying collateral is impaired, and we are beginning to take the steps necessary to collect the amounts due on these loans from the borrowers. If the collateral underlying these loans is ultimately determined to be impaired, or we are otherwise unable to collect the amounts due on the loans, then American Founders may need to seek additional capital contributions from us or third parties.

     If Our Non Standard Auto Agency Operation Produces Insurance Business That Results In High Losses To The Insurers And Reinsurers That Bear The Underwriting Risk, Then Our Commission Income Will Suffer And We May Ultimately Lose Agency Contracts.

     Although the minimum commissions and policy fees that we earn under a typical agency contract will be relatively stable, we expect to earn a substantial amount in this segment from "profit sharing" commissions in excess of the contractual minimums. If we are unable to produce non standard auto policies that result in a level of losses in relation to written premium (i.e., loss ratios) below the levels stated in our agency contracts with insurers and reinsurers that bear the underwriting risk on these policies, then (i) we will not collect the "profit sharing" commissions that we expect to collect, which will materially and adversely affect our income in this segment, and (ii) the continuation of our agency relationship with the affected insurers and reinsurers may ultimately be jeopardized.

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     Our Acquisition Strategy May Require Us to Make Significant Capital
Infusions, Be Dilutive to Our Existing Shareholders, and Result in Difficulties in Assimilating and Integrating the Operations, Personnel, Technologies, Products And Information Systems of Acquired Companies.

     We have announced a strategy to maximize our returns through strategic investments, including entry into non-standard automobile, life and annuity products and accident and health coverage, and we plan to pursue acquisition opportunities in the future. Acquisitions may require significant capital infusions, typically entail many risks and could result in difficulties in assimilating and integrating the operations, personnel, technologies, products and information systems of the acquired company. We may also encounter unanticipated expenditures, changing relationships with customers, suppliers and strategic partners, or contractual, intellectual property or employment issues. In addition, the key personnel of the acquired company may decide not to work for us. The acquisition of another company or its products and technologies may also require us to enter into a geographic or business market in which we have little or no prior experience. These challenges could disrupt our ongoing business, distract our management and employees and increase our expenses. In addition, acquisitions may materially and adversely affect our results of operations because they may require large one-time write-offs, increased debt and contingent liabilities, substantial depreciation or deferred compensation charges or the amortization of expenses related to goodwill and other intangible assets. We may seek to account for acquisitions under the pooling-of-interests accounting method, but that method may not be available. Any of these events could cause the price of our common stock to decline. Furthermore, if we issue equity or convertible debt securities to pay for an acquisition, the issuance may be dilutive to our existing shareholders. In addition, the equity or debt securities that we may issue could have rights, preferences or privileges senior to those of the holders of our Common Stock.

     We cannot assure you that we will be able to consummate any of our acquisitions or that we will realize the benefits anticipated from these acquisitions. In the future, we may not be able to find other suitable acquisition opportunities. Even if we do find suitable acquisition opportunities, we may not be able to consummate the acquisitions on commercially acceptable terms. Moreover, due to our limited acquisition experience, it may be difficult for us to successfully integrate any acquired businesses, products, technologies or personnel, which could materially and adversely affect our business, financial condition and results of operations.